Exhibit 99.1

Anghami Delivers Strong Growth Across Video and Music Service in 2024 with 28% Growth in Streaming Engagement

Abu Dhabi, UAE – November 14, 2024 – Anghami (NASDAQ: ANGH), the leading multi-media streaming platform in the MENA region, announced substantial growth in user engagement and significant operational achievements, reinforcing its position as the region’s premier entertainment destination.

Strong Performance Metrics and Operational Excellence

Anghami has achieved significant cost synergies, while simultaneously driving an 18% increase in Average Revenue Per User (ARPU) on the direct base. Video streaming engagement has shown exceptional momentum, with total hours watched surging by 28% during January-September 2024 compared to the same period in 2023.

Elie Habib, CEO of Anghami & OSN+, commented, “Our strong performance this quarter, marked by an 18% ARPU increase on direct subscribers and 28% growth in streaming engagement, showcases the success of our integrated entertainment strategy. Through premium content expansion across both video and music, as well as technical innovation like DolbyVision and DolbyAtmos, we’re elevating how the MENA region experiences digital entertainment.”

Strategic Initiatives Driving Growth

OSN+ growth strategy encompasses several key initiatives:

Technical Innovation and Enhanced User Experience

●	Implementation of sophisticated improvements in the AI recommendation engine, particularly for new users, resulting in a 20% engagement increase.

●	Leading the region’s streaming technology with the introduction of DolbyVision and DolbyAtmos, as the first local service to offer these premium viewing experiences.

●	Launch of a pioneering Apple Vision Pro application in collaboration with Apple coinciding with the UAE release.

●	Expansion of 4K premium payment options through major regional telcos including STC KSA, Mobily KSA, DU UAE, and Etisalat UAE.

Game-Changing Value Tier Launch: Revolutionizing content accessibility with our new Standard with Ads package, unlocking premium entertainment for a broader audience while maintaining our signature high-quality streaming experience. This strategic move opens new revenue streams while democratizing access to our extensive content library.

Content Excellence and Future Programming

Strong performance from premium content including “The Penguin” starring Colin Farrell and “FROM” Season 4 have paved the way for an exciting upcoming slate:

●	“The Day of the Jackal” starring Eddie Redmayne, premiering November 15, is a high-stakes thriller that weaves suspense and precision into a riveting story of espionage and assassination.

●	“Dune: Prophecy” series, launching November 18, delivers a grand, immersive journey into the Dune universe, filled with epic landscapes, intricate political intrigue, and deep-rooted prophecy.

●	“The Fashionista” series, launching in early 2025, OSN+’s first original drama-comedy mini-series shot in Kuwait and explore social media fame.

Arabic Content Innovation

In a groundbreaking move for regional entertainment, OSN+ introduces first-ever Arabic dubbing of prestigious series:

●	“Succession” starring Brian Cox is a gripping portrayal of a power-hungry family with razor-sharp wit and intense, ruthless dynamics.

●	“Big Little Lies” starring Nicole Kidman, Reese Witherspoon, and Shailene Woodley explores a scandalous web of secrets, delivered with layered suspense and raw emotional depth.

●	“The Undoing” starring Nicole Kidman and Hugh Grant is a sophisticated, polished thriller that keeps viewers on edge with its tense and unpredictable story.

●	“The Night Of” starring John Turturro offers a gritty, haunting look into the criminal justice system, blending atmosphere and thought-provoking drama.

Music and Cultural Leadership

On the music front, Anghami continues to strengthen its music and cultural offerings:

●	Extension of Amr Diab’s music catalog, with three major concerts scheduled by April 2025 in Cairo, Amman and Abu Dhabi.

●	Collaboration with Saudi Arabia’s Ministry of Culture for the Cultural Talent Tournament between January and July 2024 supporting the Kingdom’s vision in discovering and developing musical talents.

●	Launch of “Sajjel,” the Arab world’s first podcast competition, in partnership with the Literature, Publishing and Translation Commission.

About Anghami Inc. (NASDAQ: ANGH):

Anghami is the leading multi-media technology streaming platform in the Middle East and North Africa (“MENA”) region, offering a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services, and more. Since its launch in 2012, Anghami has led the way as the first music streaming platform to digitize MENA’s music catalog, reshaping the region’s entertainment landscape. In a strategic move in April 2024, Anghami joined forces with OSN+, a leading video streaming platform, forming a digital entertainment powerhouse. This pivotal transaction strengthened Anghami’s position as a go-to destination, boasting an extensive library of over 18,000 hours of premium video, including exclusive HBO content, alongside 100+ million Arabic and International songs and podcasts. With a user base exceeding 120 million registered users and 2.5 million paid subscribers, Anghami has partnered with 47 telcos across MENA, facilitating customer acquisition and subscription payment, in addition to establishing relationships with major film studios, entertainment giants, and music labels, both regional and international. Headquartered in Abu Dhabi, UAE, Anghami operates in 16 countries across MENA, with offices in Beirut, Dubai, Cairo, and Riyadh.

To learn more about Anghami, please visit: https://anghami.com.

For more information, please contact:

Mohamed Zaki

mohamed.zaki@ipn.ae

+971 50 151 0150

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